Exhibit 99.1

Corporate Communications

CNH Industrial N.V. to renew common shares buyback program

London, June 5, 2017

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) advises its intention to renew its share buyback program (the “Program”). The Program will involve the repurchase from time to time of up to $300 million in the Company’s common shares and is intended to optimize the capital structure of the Company and to meet the obligations arising from the Company’s equity incentive plans. The Program has a duration up to and including October 13, 2018 and will be funded by the Company’s liquidity.

The Program implements the resolution adopted by the Shareholders’ Meeting (held on April 14, 2017) and duly communicated to the market, which authorized the purchase of up to 10% of the Company’s issued common shares during the eighteen-month period following such Shareholders’ Meeting.

The purchases will be carried out on the Italian Stock Exchange (M.T.A.), in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the M.T.A. plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the M.T.A. minus 10% (minimum price).

The actual timing, number and value of common shares repurchased under the Program will depend on a number of factors, including market conditions, general business conditions and applicable legal requirements. The Program does not oblige the Company to repurchase any common shares under the authorization, and the Program may be suspended, discontinued or modified at any time, for any reason and without previous notice, in accordance with applicable laws and regulations.

Subject to the above conditions, purchases will be carried out in compliance with the conditions and the restrictions under Article 3 (paragraphs 1, 2 and 3) and Article 4 (paragraph 1) of the Commission Delegated Regulation (EU) 2016/1052 and market practices.

CNH Industrial N.V. Corporate Office: 25 St James’s Street London, SW1A 1HA United Kingdom

Details of the transactions carried out will be disclosed to the market within the terms and conditions required by the applicable regulations.

The Company currently does not hold any common shares in treasury.

The Program replaces any previous common shares buyback program.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com